UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 5, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cerus Corporation

File No. 0-21937 - CF#32021

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Cerus Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

Based on representations by Cerus Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.48	10-Q	May 10, 2005	February 3, 2025
10.50	10-Q	May 10, 2005	February 3, 2025
10.51	10-Q	May 10. 2005	February 3, 2025
10.52	10-Q	May 10, 2005	February 3, 2025
10.21	10-K	March 11, 2010	February 3, 2025
10.22	10-K	March 11, 2010	February 3, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary